August 27, 2019

Saqib Islam
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

       Re: SpringWorks Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed August 16, 2019
           File No. 333-233351

Dear Mr. Islam:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. Please revise Section 8 of Exhibit 3.4 to state clearly that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange
Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Saqib Islam
SpringWorks Therapeutics, Inc.
August 27, 2019
Page 2

        You may contact Christine Torney at (202) 551-3652 or Angela Connell, Accounting
Branch Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at
(202) 551-3601 or
Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameSaqib Islam
                                                           Division of
Corporation Finance
Comapany NameSpringWorks Therapeutics, Inc.
                                                           Office of Healthcare
& Insurance
August 27, 2019 Page 2
cc:       Kingsley Taft, Esq.
FirstName LastName